Peak Fintech Responds to Short Seller Report

MONTREAL, QUEBEC - (October 4, 2021) - Peak Fintech Group Inc. (CSE: PKK) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today addressed a baseless and irresponsible report produced by Grizzly Research (https://grizzlyreports.com/Research/PKK.pdf) in which Grizzly Research alleges that the Company has misappropriated millions in funds. The report goes on to make several defamatory claims about the Company and some of its executives, which are nothing more than lies and fabrications. The Company suspects that Grizzly Research is using the tactic to help drive the Company's stock price down in order to cover its short position.

Those reading the report should pay close attention to the following disclaimer provided by Grizzly Research:

"THIS REPORT AND ALL STATEMENTS CONTAINED HEREIN ARE THE OPINIONS OF GRIZZLY RESEARCH, AND ARE NOT STATEMENTS OF FACT."

Although Grizzly Research may attempt to use this disclaimer to try to protect itself against potential lawsuits, the Company will explore all legal avenues at its disposal to make sure Grizzly Research is held accountable for the harm that it has caused the Company and its shareholders.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Peak Fintech Group
Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications
416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	PEAK@mzgroup.us	bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.